

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2017

Alastair Maxwell
Chief Financial Officer
Gas Log Ltd.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

>   **Re: GasLog Ltd.**
>   **Form 20-F for the Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-35466**

Dear Mr. Maxwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Impairment of Vessels, page F-20

1. We note your disclosure that as of December 31, 2016, the charter-free market value is lower than the vessel's carrying value for ten vessels by $239.77 million, but the value in use for each was higher than the carrying amount and consequently no impairment loss was recognized. We further note that the discounted projected net operating cash flow analysis includes revenue estimates based on a combination of factors including recent market charter rates, conditions existing in the market at December 31, 2016, historical and estimated future average time charter rates among other factors including estimated annual operating expenses based on internal budgets and historical industry experience.

Alastair Maxwell
GasLog Ltd.
September 6, 2017
Page 2

Please disclose your specific key assumptions used pursuant to paragraphs 134 and 135 and illustrative example 9 of IAS 36. For example, quantify how you weight the factors noted in your disclosure and how you calculate forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life, including the period of projected cash flows and the period of extrapolated cash flows. Additionally, revise to disclose growth rate assumptions, inflation factors for determining revenues and costs, and the discount rate, as applicable. In your response, please provide us with proposed revisions to your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure